Mr. Austin Wood

Ms. Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

June 30, 2022

Re:	Ark7 Properties Plus LLC Amendment No. 1 to Offering Statement on Form 1-A Filed June 7, 2022 File No. 024-11869

Dear Mr. Wood and Ms. Long,

Thank you for your comments dated June 21, 2022, regarding Amendment No. 1 to the Offering Statement of Ark7 Properties Plus LLC (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Amendment No. 1 to Offering Statement on Form 1-A, filed June 7, 2022

Ark7 is both the Asset Manager and the Managing Member, page 6

1.	We note your amended disclosure in response to comment 2. Please further revise your disclosure to highlight the risk that the fees paid to the Managing Member may be higher than the fees that would be paid to an unaffiliated third party given the lack of an independent assessment as to the determination of the fees.

The Company has amended the risk factor to highlight the risk that the that the fees paid to the Managing Member may be higher than the fees that would be paid to an unaffiliated third party given the lack of an independent assessment as to the determination of the fees.

Risks Relating to the Offering, page 7

2.	We note your response to comment 4 and the inclusion of a new risk factor. However, please revise your disclosure to clarify, if true, that the net proceeds of the offering will first be used to repay the intercompany loan to Ark7 rather than to improve the property or fund an operating reserve, as we understand that the amounts of proceeds allocated to these uses will not be funded by the intercompany loan. Please describe the risk that you will not be able to fund the operating reserve or the planned renovations if you do not sell the maximum offering and how this may impact the series’ ability to operate and the impact on investors.

The Company has revised disclosure to state that the net proceeds of the offering will first be used to repay the intercompany loan to Ark7 rather than to improve the property or fund an operating reserve. Further, the Company has added an additional risk factor that describes the risk that you will not be able to fund the operating reserve or the planned renovations if you do not sell the maximum offering and how this may impact the series’ ability to operate and the impact on investors.

Plan of Distribution, page 12

3.	We note your amended disclosure in response to comment 7. Please further revise to clarify when you will conduct closings. As described in our prior comment 7, if you have an undetermined time to process subscription requests, your offering may be considered to be a delayed offering rather than a continuous offering, which is not eligible to be made under Regulation A. In this regard, your disclosure on pages 12 and 13 indicates that you will determine whether and when to conduct closings based on several factors pertaining to the amount of funds in the segregated account, number of subscriptions received, whether loan payments are due to a bank and whether a closing will be of the greatest benefit to the company. These items suggest that your offering may be in the nature of a delayed offering, rather than a continuous offering. Please see Rule 251(d)(3)(i)(F) of Regulation A and revise your offering circular to state a definitive timeframe for closings.

The Company has revised the language on page 12 to clarify when the Company will conduct closings. Further, The balance of the Company’s segregated account is not intended to operate as a minimum offering for any particular series. Instead, the Company will review the balance of the account to understand when to affect a close and settlement for the greatest benefit to the Company, as each closing involves fixed costs to the Company.

Use of Proceeds to Issuer, page 15

4.	Reconcile your descriptions of the uses of proceeds from this offering and the disclosure on page 2. The description on page 2 does not refer to use of proceeds to pay brokerage commissions to Dalmore ($3,362), offering expenses ($18,496), or the the sourcing fee ($10,896). Please also reconcile whether Dalmore’s commission ($3,362) will be paid out of proceeds of the offering, or as also disclosed on page 2, by Ark7 Properties Plus LLC. Please also clarify whether Series #WG13Z or Ark7 Properties Plus LLC is responsible for the payment of Dalmore’s expense allowance and consulting fee of $25,000 in the aggregate. We note that disclosure on page 2 and the agreement filed as Exhibit 1 to the offering circular suggest that the LLC is responsible for this payment. Finally, with respect to note (2) to the table on page 15, disclose the material terms of any agreement between Series #WG13Z and the LLC as to the allocation of the remaining offering expenses described there, and file any such agreement as an exhibit to the offering circular.

The Company has updated page 2 and page 15 regarding uses of proceeds so that they are consistent. Page 2 has been further updated to include payment of brokerage commissions to Dalmore, offering expenses and the sourcing fee. The Company confirms that Dalmore’s commission will be paid out of proceeds of the offering. The Company has clarified that Ark7 Properties Plus LLC is responsible for the payment of Dalmore’s expense allowance and consulting fee. Finally, with respect to note (2) to the table on page 15, the material terms of operating agreement between Series #WG13Z and the LLC regarding the allocation of the remaining offering expenses have been described. The Company notes that there are no other agreements describing the relationship. Further, the Company confirms that the Company received written notice, per the direction of the operating agreement, that the Managing Member (Ark7) assumes the responsibility of regarding the allocation of the remaining offering expenses.

5.	We note your amended disclosure in response to comment 8. Please further revise to disclose what other sources of funds will be utilized if proceeds of the offering are insufficient to repay the intercompany loan or to meet other uses listed in the table. Also clarify whether the bulleted list on page 15 is intended to show the priority of uses of proceeds if the offering is not fully subscribed. Ensure that all uses are addressed, as you have currently omitted the brokerage commissions, operating reserve and property purchase expenses. In this regard, since the purchase price of the property and the property purchase expenses are aggregated in the intercompany loan of $299,120, according to note (1) to the table, it is unclear why you only cite repayment of the purchase price ($282,000) in the first bullet and not the repayment of the full intercompany loan.

The Company has revised the language to disclose that in the event the proceeds from this Offering are insufficient to repay the intercompany loan, pay brokerage commissions, or fund the Sourcing Fee, the Managing Member, Ark7 intends to be responsible for the remainder, without reimbursement by Serie #WGI3Z.

The Company has updated the bulleted list on page 15 to include all uses of proceeds are addressed and confirms that it is intended to show the priority of uses of proceeds if the offering is not fully subscribed.

Asset Management Agreement Between Ark7 Inc. and Series #WGI3Z, page 28

6.	We note your amended agreement and response to comment 16. Your amended agreement states that the Asset Management Fee paid by Series #WGI3Z to the Asset Manager shall be 15% of free cash flows of Series #WGI3Z. However, we note multiple instances where the disclosure within the amended Form 1-A still provides that the Asset Management Fee in the agreement between Ark7 and Series #WG13Z may be “up to 15% of free cash flows.” Please reconcile this conflicting disclosure.

The Company has updated the disclosure throughout the Offering Circular to accurately state that the Asset Management Fee paid by Series #WGI3Z to the Asset Manager shall be 15% of free cash flows of Series #WGI3Z.

U.S. Federal Income Tax Considerations, page 31

7.	We note your amended disclosure in response to comment 19. Please further revise to provide disclosure in your offering circular as to the current material tax consequences to investors relating to the acquisition, holding and disposition of the series shares. Clarify whether each series will be treated as a separate entity for U.S. federal income tax purposes. We also note disclosure in the “Overview” section on page 15 and elsewhere stating that investors will be entitled to the “potential tax benefits normally associated with direct property ownership.” Please disclose the nature of these benefits, and discuss the legal basis, including any applicable Treasury Regulation, for these benefits. Finally, disclosure on page 7 cites your future intention to qualify each series as a REIT unless the manager determines otherwise, while disclosure on page 31 states that you intend for Series #WG13Z to be taxed as a partnership. Please revise your disclosure in this section and the risk factor on page 7 to state clearly whether you intend Series #WG13Z to qualify as a REIT and the difference to investors in qualifying as a REIT or being taxed as a partnership, citing the appropriate Treasury Regulations. If you intend that some series will qualify as REITs, disclose the impact on the REIT status of each other series if a particular series ceases to be a REIT, and address the legal basis including any applicable Treasury Regulations on which you would rely to qualify such series as a REIT. If you expect that some series may qualify as a REIT and others (including Series #WG13Z) will not, explain clearly and prominently the implications for investors of not qualifying as a REIT including the impact of taxes on such investments and your competitive position.

The Company has removed the REIT discussion from the risk factors. The Company has confirmed that it has no plans to change its tax status. Currently, the Company is taxed as a partnership. The Company will re-evaluate the partnership tax status when and if it is in the best interest of the series and the investors.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law, LLP

cc:	Yizhen Zhao

Chief Executive Officer

Ark7 Properties Plus LLC

535 Mission Street, 14th Floor

San Francisco, CA 94105

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